UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   Nexen Inc.


                                (Name of Issuer)

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    65334H102
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                                Jeffrey D. Karpf
                      Cleary Gottlieb Steen & Hamilton LLP
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                               September 23, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102                  13D/A                    Page 2 of 7 Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ontario Teachers' Pension Plan Board

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ] (b) [ ]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)          [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada

                                7     SOLE VOTING POWER
                                      31,088,836
                                      See Item 5.
     NUMBER OF SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                     0
      EACH REPORTING                  See Item 5.
          PERSON
           WITH                 9     SOLE DISPOSITIVE POWER
                                      31,088,836
                                      See Item 5.

                                10    SHARED DISPOSITIVE POWER
                                      0
                                      See Item 5.

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           31,088,836
           See Item 5.

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.9%
           See Item 5.

     14    TYPE OF REPORTING PERSON
           EP

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby makes this statement (this "Statement") to amend its Schedule 13D dated April 27, 2000 as amended by Amendment No. 1 dated September 25, 2000 and by Amendment No. 2 dated March 13, 2001, (as amended, the "Schedule 13D") relating to the Common Shares, no par value (the "Shares") of Nexen Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety by the following:

(a) This Statement is being filed by Teachers.

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth on Schedule A attached hereto and is incorporated herein by reference.

(d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A is a citizen of Canada.

Item 4. Purpose of Transaction

On September 23, 2005, the Issuer, Teachers and TD Securities Inc. entered into an Underwriting Agreement, attached as Exhibit 1 hereto and incorporated by reference herein, pursuant to which TD Securities Inc. will purchase (subject to certain terms and conditions) 7,500,000 Shares from Teachers.

Item 5. Interest in Securities of the Issuer

(a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date of this Statement and taking into account the transaction described in Item 4, Teachers beneficially owned 31,088,836 Shares pursuant to Rule 13d-3. Pursuant to information provided by the Toronto Stock Exchange, 260,527,310 Shares were outstanding as of the close of business September 22, 2005. Based on such information, the 31,088,836 Shares beneficially owned by Teachers represent approximately 11.9% of the Shares outstanding.

As of the date of this Statement, Thomas O'Neill, director of Teachers, beneficially owns 8,000 Shares, 13,939.067 Deferred Share Units and 11,000 Stock Options of the Issuer. Teachers disclaims beneficial ownership of any securities of the Issuer beneficially owned by Mr. O'Neill, and Mr. O'Neill disclaims any beneficial ownership in the securities of the Issuer beneficially owned by Teachers.

Teachers has sole voting and dispositive power over all of the 31,088,836 Shares beneficially owned by it.

Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any Shares.

(c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the transactions which were described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit Number   Description
--------------   -----------
1                Underwriting Agreement, dated September 23, 2005, among Nexen
                 Inc., Ontario Teachers' Pension Plan Board and TD Securities
                 Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 23, 2005

                      ONTARIO TEACHERS' PENSION PLAN BOARD,
                         an Ontario, Canada corporation

By: /s/ Claude Lamoureux
   ---------------------------------
   Name:  Claude Lamoureux
   Title: President and
          Chief Executive Officer

                                   SCHEDULE A

Directors, Executive Officers and Controlling Persons of Teachers.



------------------------------------ ------------------------------------------ --------------------------------------
               Name                        Residence or Business Address         Principal Occupation or Employment
------------------------------------ ------------------------------------------ --------------------------------------
Robin Korthals                       Royal Trust Tower                          Chair, Teachers
(Chairperson)                        Toronto Dominion Centre
                                     77 King Street West, Suite 4545
                                     Toronto, ON   M5K 1K2
------------------------------------ ------------------------------------------ --------------------------------------
Helen Kearns                         71 Hudson Drive                            President and CEO, Kearns Capital Ltd.
(Director)                           Toronto, ON M4T 2K2
------------------------------------ ------------------------------------------ --------------------------------------
J. Douglas Grant                     257 Rosedale Heights Drive                 Chairperson, Sceptre Investment
(Director)                           Toronto, ON   M4T 1C7                      Counsel Limited
------------------------------------ ------------------------------------------ --------------------------------------
Guy Matte                            7083 Notre-Dame                            Former Executive Director of the
(Director)                           Orleans, ON   K1C 1J1                      Association des enseignantes et des
                                                                                enseignants franco-ontariens
------------------------------------ ------------------------------------------ --------------------------------------
Eileen Mercier                       Finvoy Management Inc.                     President
(Director)                           77 Strathallan Blvd.
                                     Toronto, ON   M5N 1S8
------------------------------------ ------------------------------------------ --------------------------------------
Thomas O'Neill                       33 Geraldine Court                         Former Chairperson, PwC Consulting
(Director)                           Don Mills, ON   M3A 1N2
------------------------------------ ------------------------------------------ --------------------------------------
Gary Porter                          820-439 University Ave.                    Self-employed chartered accountant
(Director)                           Toronto, ON   M5G 1Y8
------------------------------------ ------------------------------------------ --------------------------------------
Carol Stephenson                     University of Western Ontario              Dean, Richard Ivey School of Business
(Director)                           1151 Richmond St. N.
                                     London, ON   N6A 3K7
------------------------------------ ------------------------------------------ --------------------------------------
Roger Barton                         5650 Yonge Street, 5th Floor               Vice-President, General Counsel &
                                     Toronto, ON   M2M 4H5                      Secretary of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Robert Bertram                       5650 Yonge Street, 5th Floor               Executive Vice-President,
                                     Toronto, ON   M2M 4H5                      Investments of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
John Brennan                         5650 Yonge Street, 5th Floor               Vice-President, Human Resources &
                                     Toronto, ON   M2M 4H5                      Public Affairs of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Russ Bruch                           5650 Yonge Street, 5th Floor               Vice-President, Investment Operations &
                                     Toronto, ON M2M 4H5                        Chief Information Officer of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Zev Frishman                         5650 Yonge Street, 5th Floor               Vice-President, Structured
                                     Toronto, ON   M2M 4H5                      Portfolios & External Managers of
                                                                                Teachers
-------------------------- ---------- ------------------------------------------ --------------------------------------
Brian Gibson                         5650 Yonge Street, 5th Floor               Senior Vice-President, Public
                                     Toronto, ON   M2M 4H5                      Equities of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Wayne Kozun                          5650 Yonge Street, 5th Floor               Vice-President, Tactical Asset Allocation
                                     Toronto, ON M2M 4H5                        of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Claude Lamoureux                     5650 Yonge Street, 5th Floor               President and Chief Executive
                                     Toronto, ON   M2M 4H5                      Officer of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Jim Leech                            5650 Yonge Street, 5th Floor               Senior Vice-President, Teachers'
                                     Toronto, ON   M2M 4H5                      Private Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Ron Lepin                            5650 Yonge Street, 5th Floor               Vice-President Infrastructure of
                                     Toronto, ON M2M 4H5                        Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Peter Maher                          5650 Yonge Street, 5th Floor               Vice-President Audit Services of
                                     Toronto, ON M2M 4H5                        Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Morgan McCague                       5650 Yonge Street, 5th Floor               Senior Vice-President Asset Mix &
                                     Toronto, ON M2M 4H5                        Risk of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Rosemarie McClean                    5650 Yonge Street, 5th Floor               Senior Vice-President Member Services of
                                     Toronto, ON M2M 4H5                        Teachers
------------------------------------ ------------------------------------------ --------------------------------------
David McGraw                         5650 Yonge Street, 5th Floor               Vice-President & Chief Financial Officer
                                     Toronto, ON M2M 4H5                        of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Dean Metcalf                         5650 Yonge Street, 5th Floor               Vice-President, Teachers' Private
                                     Toronto, ON   M2M 4H5                      Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Ron Mock                             5650 Yonge Street, 5th Floor               Vice-President Alternative
                                     Toronto, ON   M2M 4H5                      Investments of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Phil Nichols                         5650 Yonge Street, 5th Floor               Vice-President Information Services
                                     Toronto, ON M2M 4H5                        of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Neil Petroff                         5650 Yonge Street, 5th Floor               Senior Vice-President, Tactical Asset
                                     Toronto, ON   M2M 4H5                      Allocation & Alternative Investments
                                                                                of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Sean Rogister                        5650 Yonge Street, 5th Floor               Senior Vice-President Fixed Income
                                     Toronto, ON M2M 4H5                        of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Lee Sienna                           5650 Yonge Street, 5th Floor               Vice-President, Teachers' Private
                                     Toronto, ON   M2M 4H5                      Capital of Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Rosemary Zigrossi                    5650 Yonge Street, 5th Floor               Vice-President Venture Capital of
                                     Toronto, ON M2M 4H5                        Teachers
------------------------------------ ------------------------------------------ --------------------------------------
Barb Zvan                            5650 Yonge Street, 5th Floor               Vice-President, Asset Mix & Risk
                                     Toronto, ON M2M 4H5                        of Teachers
------------------------------------ ------------------------------------------ --------------------------------------